Filed Pursuant to Rule 424(b)(7)
File No. 333-130926

PROSPECTUS SUPPLEMENT NO. 7
(To Prospectus dated January 9, 2006, as supplemented
by Prospectus Supplement No. 1, dated February 21, 2006,
Prospectus Supplement No. 2, dated April 3, 2006,
Prospectus Supplement No. 3, dated July 7, 2006,
Prospectus Supplement No. 4, dated October 6, 2006,
Prospectus Supplement No. 5, dated January 5, 2007 and
Prospectus Supplement No. 5, dated April 7, 2007
Prospectus Supplement No. 9, dated July 10, 2007)

DRS TECHNOLOGIES, INC.
COMMON STOCK

The following information supplements information contained in the prospectus dated January 9, 2006, as supplemented by the prospectus supplement dated February 21, 2006 (together, the "prospectus"), relating to the sale by selling stockholders, including their respective transferors, donees, pledgees or successors in interest, of our common stock issuable upon conversion of our 2.00% Convertible Senior Notes due 2026.  This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The net share settlement feature of the notes requires us, upon conversion, to (i) settle up to the full principal amount of the notes in cash and (ii) issue shares of common stock only to the extent that the value of the notes is in excess of the principal amount. As a result of this net share settlement feature, we are unable to determine at this time if any shares of common stock will be issuable upon conversion. Because of this uncertainty, we have assumed that the selling stockholders are offering the maximum number of shares of common stock issuable upon conversion without giving effect to the net share settlement feature.

Shares of our common stock are listed on the New York Stock Exchange under the symbol "DRS."

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See "Risk Factors" beginning on page S-4 of the prospectus supplement dated February 21, 2006 and page 11 of our Annual Report on Form 10-K for the year ended March 31, 2007, which we filed with the Securities and Exchange Commission on May 30, 2007, as well as any risk factors that may be included in certain documents incorporated by reference into the prospectus, to read about risks that you should consider before buying shares of our common stock.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is October 10, 2007

SELLING STOCKHOLDERS

The following table supplements the table of selling stockholders and related footnotes appearing under the heading "Selling Stockholders" beginning on page S-12 of the prospectus supplement dated February 21, 2006 by adding or supplementing the information below with respect to selling stockholders. When we refer to the "selling stockholders" in this prospectus supplement, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who hold any of such selling stockholders' interest.  The shares of our common stock offered by this prospectus supplement are issuable upon conversion of our Convertible Senior Notes due 2026 previously issued in a private placement transaction pursuant to Rule 144A under the Securities Act.

Information regarding the selling stockholders may change from time to time and any changed information will be set forth in a prospectus supplement to the extent required.  Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.  We prepared this table based on information supplied to us by the selling stockholders named in the table.

A selling stockholder may from time to time offer and sell any or all of its securities under this prospectus supplement. Because a selling stockholder is not obligated to sell the shares of our common stock held by it, we cannot estimate the number of shares of our common stock that a selling stockholder will beneficially own after this offering.

Name of Selling Stockholder	Shares Beneficially Owned Prior to this Offering	Number of Shares that may be Sold by this Prospectus Supplement(1)	Percentage of Shares Beneficially Owned After Offering(2)
Advent Enhanced Phoenix Fund(3)	100,502	100,502	*
Advent Convertible Arb Master(3)	104,204	104,204	*
Alcon Laboratories(3)	6,935	6,935	*
British Virgin Islands Social Security Board(3)	2,580	2,580	*
Florida Power and Light(3)	15,293	15,293	*
Governing Board Employees Benefit Plan of the City of Detroit(3)	201	201	*
Grady Hospital Foundation(3)	1,910	1,910	*
Healthcare Georgia Foundation(3)	972	972	*
HFR RVA Op Master Trust Fund(3)	2,429	2,429	*
Institutional Benchmark Series LTD(3)	8,677	8,677	*
Lehman Brothers, Inc.(4)	1,675	1,675	*
Lyxor Master Trust Fund(3)	1,943	1,943	*
Occidental Petroleum Corporation(3)	4,673	4,673	*
Pro Mutual(3)	12,647	12,647	*
Raytheon Enhanced Master Pension Trust Fund(3)	25,712	25,712	*
Raytheon Phoenix(3)	12,663	12,663	*
San Francisco City and County ERS(3)	15,779	15,779	*
Seattle City Employee Retirement System(3)	1,424	1,424	*
Teacher Retirement System of the City of New York(3)	19,698	19,698	*
The City University of New York(3)	1,993	1,993	*
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*  Less than 1% .

(1)
Assumes conversion of all of the holder's notes at an initial conversion rate of 16.7504 shares of common stock per $1,000 principal amount. This initial conversion rate is subject to adjustment in certain circumstances and thus the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.  The net share settlement feature of the notes requires us, upon conversion, to (i) settle up to the full principal amount of the notes in cash and (ii) issue shares of common stock only to the extent that the value of the notes is in excess of the principal amount. As a result of this net share settlement feature, we are unable to determine at this time if any shares of common stock will be issuable upon conversion. Because of this uncertainty, we have assumed that the selling stockholders are offering the maximum number of shares of common stock issuable upon conversion without giving effect to the net share settlement feature.

(2)
Calculated based on Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, using 41,116,298 shares of common stock outstanding as of August 6, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

(3)
Tracy Maitland has the power to direct the voting and disposition of the securities held by Advent Enhanced Phoenix Fund, Advent Convertible Arb Master, Alcon Laboratories, British Virgin Islands Social Security Board, Florida Power and Light, Governing Board Employees Benefit Plan of the City of Detroit, Grady Hospital Foundation, Healthcare Georgia Foundation, HFR RVA Op Master Trust Fund, Institutional Benchmark Series LTD, Lyxor Master Trust Fund, Occidental Petroleum Corporation, Pro-Mutual, Raytheon Enhanced Master Pension Trust Fund, Raytheon Phoenix, San Francisco City and County ERS, Seattle City Employee Retirement System, Teacher Retirement System of the City of New York and The City University of New York

(4)	This selling stockholder has identified itself as a registered broker-dealer.